Mail Stop 3561

November 20, 2009

Asbed Palakian, Chief Executive Officer
Passport Arts Inc.
5147 Mountain Sights
Montreal, Quebec H3W 2Y1
CANADA

> **Re: Passport Arts Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2009**
> **File No. 333-162681**

Dear Mr. Palakian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 533,500 of shares on behalf of your selling stockholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders

as underwriters. Alternatively, if you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling stockholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

- The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

- Any relationships among the selling stockholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned, or will be returned, to the selling stockholders and/or their affiliates in fees or other payments; and

- Whether or not any of the selling stockholders is in the business of buying and selling securities.

Front Cover Page of the Registration Statement

2. We note that you have not included an I.R.S. Employer Identification Number. Please revise or advise.

Prospectus Cover Page

3. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion. Also, please provide this disclosure at the beginning of your Management's Discussion and Analysis of Financial Condition and Results of Operations section as well.

4. Please disclose that Asbed Palakian owns, and will continue to own after the offering, the majority of your registered shares, allowing him control of your company.

Risk Factors, page 4

5. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. Refer to SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. Refer to Item 503(c) of Regulation S-K. As examples only, and not an exhaustive list of the risk factors you should address, please revise the following risk factors:

- "If we are unable to successfully manage our growth, our operations could be adversely affected, and our business may fail." Page 7.

- "Our intellectual property rights are valuable and any inability to protect them could reduce the value of our products, services and brand." Page 7.

- "Government regulations could adversely affect our business prospects." Page 8.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page seven and the second full risk factor on page eight. Some of your risk factors should be separated into multiple risk factors, such as the first full risk factor on page six and the last risk factor on page 10. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive, such as your first two risk factors of your Risk Factors section and the last two risk factors on page 10. Accordingly, please revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

6. Please state in an existing risk factor or in a new risk factor that, as you do on page 39 of this document, you do not have sufficient cash on hand to satisfy all of your cash requirements for the next 12 months and you do not anticipate that you will generate sufficient funds from operations to satisfy all of your cash requirements for the next 12 months.

The Offering, page 12

7. We note that you issued 18,500 shares of your common stock to 32 of your selling stockholders on April 23, 2009 at a price of $0.25 per share and that you issued 725,000 shares of your common stock to six of your selling stockholders on February 7, 2009 for $0.01 per share. Please discuss the reasons for the differences in the price per share in these two offerings. Also, please discuss the reasons for the differences in the price per share in your December 2, 2008 and January 30, 2009 offerings in your Recent Sales of Unregistered Securities section.

8. We note that 210,000 fewer shares of your common stock are being offered pursuant to this document than were sold to 32 selling stockholders on February 7, 2009. Also, we note from your Security Ownership of Certain Beneficial Owners and Management section that your director, Constantina Kefallinos, owns 210,000 more shares than were issued to her by you based upon the disclosure in your Recent Sales of Unregistered Securities section. Please tell us, with a view to disclosure, the manner in which Ms. Kefallinos obtained these 210,000 shares.

Use of Proceeds, page 13

9. In this section, please disclose who will pay the offering expenses. In doing so, please disclose whether any or all selling stockholders have agreed to contribute additional capital to fund the offering expenses or whether the expenses will be paid directly by you. If there is an agreement that obligates you or the selling stockholders to pay offering expenses, please describe the terms of the agreements and file those documents as material agreements.

Dilution, page 13

10. Please provide the disclosure required by Item 506 of Regulation S-K or tell us why it is not appropriate to do so.

Selling Stockholders, page 13

11. We note your disclosure that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer "[t]o [your] knowledge." Also, we note your disclosure that you "believe" that your selling stockholders have sole voting and investment powers over their shares. Please revise your disclosures to state without qualification whether any of your selling stockholders is a broker-dealer or an affiliate of a broker-dealer and whether all of your selling stockholders have sole voting and investment powers over their shares.

12. We note that, of your 38 selling stockholders, 32 selling stockholders purchased 18,500 shares of your common stock on April 23, 2009 for $0.25 per share and six selling shareholders purchased 725,000 shares of your common stock on February 7, 2009 for $0.01 per share. Please disclose in which transaction each of your selling shareholders purchase his or her shares.

Plan of Distribution, page 17

13. In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on pages 11 and 12.

Financial Statements, page 26

Consolidated Balance Sheet, page 28

14. You disclose in your Consolidated Balance sheet at 8/31/09 that your preferred stock has par value of $0.01. However, we note that on page 17 under the Description of Securities section you state that your preferred stock has a par value of $0.001. Further, your Articles of Incorporation in Exhibit 3.1 indicate that your preferred shares have a par value of $0.001. Please update your consolidated balance sheet or explain this matter to us in more detail.

15. Please tell us what comprises your prepaid fees and expenses.

Consolidated Statement of Stockholders' Deficit, page 31

16. Please ensure that your statement of stockholders' equity fully complies with paragraph 11(d) of SFAS 7.

Notes to the Consolidated Financial Statements, page 32

Note 1. Description of Business and Significant Accounting Policies, page 32

17. We read your statement that "Passport Arts procures artwork directly from artists." However, on page 37 in the Management's Discussion and Analysis of Financial Condition and Results of Operations section, your description of your marketing and sales agreement with Seven Arts Ltd. indicates that "we do not have direct agreements with artists in these regions but transact with artists through Seven Arts." Please revise the sections to be consistent with each other or explain this matter to us in more detail.

d) Revenue Recognition, page 32

18. Please explain to us, and consider clarifying for your investors, when in the process of customer procurement does "…services have been rendered" occur. If you intend to indicate delivery is the time you recognize revenue for the sale of artwork, tell us how you determine, or expect to determine, delivery. Please also include consideration of the impact of your 14 day money back guarantee.

19. Please also explain to us your consideration of whether your revenue is recognized gross or net as contemplated in EITF 99-19 or other appropriate literature. Please analyze for us how the terms of your agreements with Seven Arts Ltd., Vasgen Degirmentas, and any other agreements impact your determination.

h) Stock based compensation, page 33

20. We note your disclosure that "Protexwerx accounts for non-employee share-based awards . . . ." We are unclear as to the identity of Protexwerx. Please update your disclosure or explain.

Note 5. Related Party Transactions, page 35

21. Please explain to us whether you consider Seven Arts Ltd. to be a related party given that a member of your management appears to control this entity. If so, please ensure all transactions are disclosed under this footnote.

22. To the extent some or all of your officer(s) or director(s) do not receive reasonable compensation for the amount of time devoted to the company, please disclose that the financial statements do not include compensation charges for services donated by certain officer(s) or director(s) of the company, and quantify the fair value of the donated services. Similarly, to the extent any donated services exist, such as rent, please disclose with quantification of the amount. Refer to paragraph 2 of SFAS 57.

Note 6. Common Stock, page 35

23. Please explain to us and revise if necessary why the dates of the transactions in this footnote do not appear to agree with the dates of issuances of common stock as described on page 43 under the caption Transaction with Related Persons, Promoters, and Certain Control Persons.

Management's Discussion and Analysis of Financial Condition and Results of…, page 36

24. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company; and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

For example, please discuss how you have established and how you will continue to establish relationships with art professionals in strategic regions around the world who can source and nurture relationships with artists to develop your business. As another example, please discuss in greater detail your plans to direct marketing efforts to specific ethnic communities in the United States and Canada through low-cost public relations and email campaigns, to offer an online newsletter, to begin paid search campaigns to increase traffic to your website, and to develop an affiliate program to compensate referral sites that drive buyers to your website. As a further example, please discuss your recent agreements with artists who live outside of the Caucasus and Central Asia regions and how you plan continue to initiate and complete similar agreements. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Directors, Executive Officers, Promoters and Control Persons, page 39

Directors and Executive Officers, page 39

25. We note your statement that your directors hold office until their successors are elected and qualified. Please revise your disclosure to clarify how often you elect directors. Refer to Item 401(a) of Regulation S-K.

Exhibit Index, page 49

26. We note that you list your subsidiary in your exhibit index. Please revise your filing to attach the subsidiary list as an exhibit. Refer to Item 601(a)(2) of Regulation S-K.

Exhibit 5.1

27. We note that counsel states in the penultimate paragraph of its opinion letter that its opinions are limited to "current federal laws of the United States and the laws of the State of Nevada…as such laws presently exist and to the facts as they presently exist" and that it assumes "no obligation to revise or supplement this opinion letter should the laws be changed after the date hereof…." Please have counsel revise the opinion to remove the words "as such laws presently exist and to the facts as they presently exist" and the words "after the date hereof" or re-file the opinion on the date of effectiveness.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, John Fieldsend, Attorney Advisor, at (202) 551-3343, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Cam McTavish, Esq.
Clark Wilson LLP
Via Facsimile (604-687-6314)